SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 20, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001-80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL: R$6,203,688,565.23

EXTRAORDINARY GENERAL MEETING

CALL

>The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp are herein summoned, pursuant to the Company’s Bylaws, to attend the Extraordinary General Meeting to be held on July 28, 2008, at 3:00 pm, at the Company’s headquarters, located at Rua Costa Carvalho nº 300, in this Capital City, to discuss the following agenda:

Extraordinary General Meeting:

I.	Proposal of amendment to the Bylaws, which will amend and renumber the chapters and articles as follows: Chapter I, articles 1 and 2, Chapter II, articles 3 and 4, Chapter III, article 5, Chapter IV, article 6, Chapter V, articles 7, 8, 9, 10, 11, 12, 13 and 14, Chapter VI, articles 15, 16, 17, 18 and 19, Chapter VII, articles 20, 21 and 22, Chapter VIII, articles 23, 24, 25, 26 and 27, Chapter IX, articles 28 and 29, Chapter X, article 30, Chapter XI, article 31, Chapter XII, articles 32, 33, 34, 35, 36 and 37, Chapter XIII, article 38, Chapter XIV, articles 39, 40, 41, 42 and 43, Chapter XV, article 44, Chapter XVI, articles 45 and 46.

II.	Election of a member of the Board of Directors.

The documents concerning the matters to be resolved at the General Meeting will be available to Shareholders at the Company’s headquarters.

São Paulo, June 26, 2008.

Dilma Seli Pena
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 20, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.